July 13,
2005


Mail Stop 4561

Gregory Pusey, President
 106 S. University Blvd. #14
Denver, Colorado 80209

      Re:	Cambridge Holdings, LTD.
		Form 10-KSB for the year ended June 30, 2004
Forms 10-Q for the quarters ended September 30, 2004, December 31, 2004, and March 31, 2005
		File No. 000-12962

Dear Mr. Pusey:

      We have reviewed your response letter dated June 17, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB

Item 8A. Controls and Procedures
1. We have read your response to comment 3 where you indicate that management and the Company`s Board of Directors believed the Company`s controls and procedures environment were effective at all
times, including the dates in question.    Please refer to the
SEC`s
letter dated June 29, 2005 from Senior Counsel in which the Staff acknowledge that the Company met the definition of an "investment company" as provided in Section 3(a)(1) of the Investment Company Act; and accordingly should have registered as an investment company and met the reporting requirements of such Act. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. Therefore, we are still unclear as to how management determined that the disclosure controls and procedures were effective at December 31,
2004 and March 31, 2005.  Please explain.




March 31, 2005 Form 10-QSB
2. We have read your response to comments 4 and 5 and reviewed the related amendments. Please revise the applicable disclosures in your
Form 10-QSB to acknowledge that the Company has met the definition of an "investment company" as provided in Section 3(a)(1) of the Investment Company Act; and accordingly should have registered and been reporting as an investment company.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3499 if you have questions.




							Sincerely,



            Kathleen Collins
      Branch Chief


cc:	Steven B. Boehm, Esq. (via facsimile)
	Sutherland, Asbill & Brennan LLP

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Cambridge Holdings, LTD.
June 13, 2005
Page 1